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SEC FILE NUMBER

8-45302

SEC Mail Processing

MAR 04 2022

Washington, DC

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTEGRITY INVESTMENTS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

221 PENSACOLA ROAD
(No. and Street)

VENICE	FL	34285
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RICHARD F. CURCIO	941 350-0471	rcurcio@reitsales.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JERE A. BERKEY, CPA
(Name – if individual, state last, first, and middle name)

5420 EAGLES POINT CIRCLE # 10	SARASOTA	FL	34231
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3761
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INTEGRITY INVESTMENTS, INC, as of DECEMBER 31st 2021 is true and correct. I further swear (or affirm) that neither the company nor anypartner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Richard F Curcio

Title: Chairman

Kathy Shanley
Notary Public

KATHY SHANLEY
MY COMMISSION # GG 365244
EXPIRES: November 17, 2023
Bonded Thru Notary Public Underwriters

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JERE A. BERKEY C.P.A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

<u>Report of Independent Registered Public Accounting Firm</u>
<u>III Broker-Dealer Exemption Report</u>

I have reviewed management's statements, included in the accompanying III Broker - Dealer Exemption Report, in which Integrity Investments, Inc, identified the following provisions of 17 C.F.R, 15c3-3(k) under which Integrity Investments, Inc. claimed and exemption from 17 C.F.R, 240.15c3-3: (k)(2) (i) and Integrity Investments Inc. stated that Integrity Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Integrity Investment's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integrity Investments, Inc. compliance with the exemptions provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Jere A. Berkey C.P.A.
Sarasota, Florida
February 16, 2022

Integrity Investments, Inc.
221 Pensacola Road
Venice, FL 34285

February 18, 2022
Securities and Exchange Commission
SEC Headquarters
100 F Street NE
Mail Stop 8031
Washington, DC 20549

RE: Integrity Investments, Inc., claims exemption from SEC Rule 15c3-3:(k)(2)(i)

Gentleman,

We acknowledge that Integrity Investment's management is responsible for being in compliance for the required exemption provisions throughout its fiscal year 2021. Integrity Investments, Inc. has met the exemption provisions as stated in paragraph (k) (2) (i) of SEC Rule 15c3-3 without exception throughout its 2021 fiscal year. Integrity Investments, Inc., is an "Application Way" broker dealer and does not hold or otherwise handle any customer securities or funds.

Integrity Investments, Inc. management has made available to the auditor all records and other information relevant to the Broker-Dealer's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exception provisions, received through the date of the auditor's report.

Subsequent to the period addressed, fiscal year ended December 31, 2021 and assertions made, there have been no known events or other factors that might significantly affect Integrity Investment's compliance with the identified exemption provision.

Thank you,

Richard F. Curcio

Richard F. Curcio
Chairman
Integrity Investments, Inc.
221 Pensacola Road
Venice, FL 34285

(941) 484-4000

JERE A BERKEY C. P.A
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941) 927-6893 E-Mail jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

Re: Report on applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment.

In accordance with Tule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated beloe with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended Dec.
Integrity Investments, Inc. and the Securities and Exchange Commission., Financial Industry Regulatory Authority, Inc. and SIPC, soley to assist you and other specified parties in evaluating Integrity Investments , Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Integrity Investments, Inc.'s management is responsible for the Integrity Investment, Inc. compliance with those requirements. This agreed-upon procedures engagement was consucted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective Cash Disbursement record entries.The assessment payment was reconciled with the cancelled check on the bank statement as well as the Disbursement's Journal entry. There were no differences. as of December 31, 2021.

2. Compared the listed assessment payments in Form SIPC-6 for the first half of the fiscal year ending December 31, 2021, with respective Cash Disbursement record entries
There were no differences.

3. Compared any adjustments reported in form SIPC-7 with supporting schedules and working papers. Reviewed quarterly Focus Reports with audited annual Revenue per working papers and on the deduction side compared the audited Revenues from investment advisory services rendered to registered investment companies. There were no differences.

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and the related schedules and working papers

Integrity Investments, Inc.
Report on Applying Agreed-upon Procedures
Related to an Entity's SIPC Assessment

5. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2021 as applicable with the amounts reported on Form SIPC-7 for the year ended December 31, 2021. There were minor differences due to the year end audit adjustments.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I did not express such an opinion. Had I performed additional procedures, other matters moght have come to my attention that would have been reported to you.

This report is intended soley for the information and use of te specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Jere A. Berkey, C.P.A.
Sarasota, Florida
February 16, 2022

JERE A BERKEY C.P.A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563) FAX (941-927-6893)

To the Board of Directors
Integrity Investments Inc.
Venice Florida

Re: Report on Reconciliation of differences between 12/31 Focus and Audited Financials.

As part of my audit procedures, I examined the Focus Report, (Financial and Operational combined Uniform single Report, part 11A) Form X-17A-5, for the period ending December 31, 2021 and the Supplemental Statement of Income, Form SSO1 for the period October 1 through December 31, 2021, and reconciled differences between the Focus Report and Audited Financials.

There were a few differences reported in the balance sheet in the areas of prepaid expenses, amortization & depreciation and investment in the subsidiary. Due to posting errors to the wrong accounts, subordinated accrued interest and the forgivness of the PPP loans during the year required adjustments.

I have made these differences known to Company management who will then update and amend its December 31, 2021 FOCUS filing to ensure that the FOCUS filing matches the Audit.

Jere A Berkey, C.P.A.
Sarasota, Florida
February 16, 2022

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc
Venice Florida

Re: Report on Internal Control required by SEC Rule 17a-5(g)(1)

In planning and performing my audit of the financial statements of Integrity Investments, Inc, as of and for the year ended December 31, 2021, in accordance with auditing standards generally accepted in the United States of America, I considered the company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilitiy, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that may become inadequate because of changes in conditions of that the effectiveness of their design and operation my deteriorate.

A control deficiency exists when the design or operation of contol does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily indentify all deficiencies in interal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in al material respects indicate a material inadequacy for such puposes. Based on this understanding and my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the SEC's objectives.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

This report is intended solely for the information and use by the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 16, 2022

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

---

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts.There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted,

Jere A. Berkey, C. P. A.
February 16, 2022

Integrity Investments Inc.
221 Pensacola Road
Venice, FL 34285

February 16, 2022

Jere A. Berkey C.P.A.
5420 Eagles Point Circle # 106
Sarasota, FL 34231

In connection with your audit of the financial statements of Integrity Investments, Inc. as of December 31, 2021 for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrity Investments, Inc. in conformity with generally accepted accounting principles generally accepted in the United States, I confirm, to the best of my knowledge and belief, the following representation made to you during your audit.

1. I am responsible for the fair presentation in the financial statements of financial Position, results of operations, and cash flows in conformity with generally accepted accounting principles accepted in the United States. I am also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud. It is management's belief that the financial statements are fairly presented in conformity with generally accepted accounting principles.

2. I have made available to you all:
   a. Financial records and related data
   b. Minutes of the meetings of stockholders, directors, or summaries of actions of recent meetings for which minutes have not been prepared.

3. There have been no:
   a. Fraudulent financial reporting or misappropriation of assets involving Management or employees who have significant roles in internal control.

3. (Continued)

   b. Fraudulent financial reporting or misappropriation of assets involving other employees that could have a material effect on the financial statements.

   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. I have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Summary of significant Accounting Policies.

   b. Income tax provisions, and future benefits.

   c. Investments and related party transactions.

   d. Status of common stock shares and additional paid-in capital.

   e. Arrangement with regulatory agency on the treatment of the Subordinated Loan payable.

   f. Arrangement between lender and lessee on the building lease agreement.

   g. Statement of No Claims, Commitments, Contingencies or Guarantees associated with the company.

6. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with PCAOB Standard AS 2201.

7. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

8. The company has satisfactory title to all owned assets, and there are no liens or Encumbrances on such assets nor has any asset been pledged.

9. I have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

10. I have identified all accounting estimates that could be material to the financial Statements, including the key factors and significant assumptions underlying those estimates, and believe the estimates are reasonable in the circumstances.

11. There are no such estimates that may be subject to material change in the near term that have not been properly disclosed in the financial statements.

12. I have no knowledge of concentrations existing at the date of the financial Statements that make the company vulnerable to the risk of a near-term impact that have not been properly disclosed in the financial statements. I understand that concentrations include individual or group concentrations of customers, suppliers, lenders, products, services, sources of labor or materials, licenses or other rights, or operating areas or markets. I further understand that severe impact means a significant financially disruptive effect on the normal functioning of the company.

13. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Other liabilities or gain of loss contingencies that are required to be accrued or disclosed by PCAOB Standard AS 2201.

14. The only Related Party involved with the company's operations is the president and principle shareholder, Richard Curcio. His company, Curcio Properties, LLC is the sole owner of the office-condominium which has Integrity Investment Inc, as the sole tenant. Richard Curcio has provided to our auditor sufficient appropriate audit evidence to substantiate that the company's lease of office space from Curcio Properties, LLC was consummated on terms equivalent to those prevailing in an Arms-Length transaction.

15. There are no side agreements or other arrangements (either written or oral) Undisclosed to the auditor.

16. It is management's belief that the effects of any uncorrected financial statement Misstatements aggregated by the auditor during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate to the financial statement taken as a whole.

17. Management has no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

18. It is management's belief that the Supplemental Information provided to the Auditor reconciles to the financial statements of the underlying accounting and other records as applicable and is in conformity with AS-17.

19. No events have occurred subsequent to the balance sheet date that would require Adjustments to, or disclosure in, the financial statements.

Signature: ______________________

Title: Pres.

CONTENTS

JERE A. BERKEY C.P.A.
Certified Public Accountant
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Integrity Investments Inc.

Opinion on the Financial Statements

I have audited the accompanying balance sheet of Integrity Investments Inc. (the Company) as of December 31, 2021, the related statements of Loss and Accumulated Deficits, and Cash Flows, for the year then ended, and the related notes { and schedules] (collectively referred to as the " financial statements "). In my opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with the accounting principles generally accepted in The United States of America.

Report of Independent
Registered Public
Accounting Firm

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the Company's financial statements based on my audit. My firm is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and is required to be independent with respect to the Company in accordance with the U. S. federal security laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. My audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

Report of Independent
Registered Public
Accounting Firm

Basis for Opinion

I believe that my audit provides a reasonable basis for my opinion.

Jere A. Berkey C.P.A.

My firm has served as the Company's auditor since 1999

Sarasota, Florida
February 16, 2022

Report of Independent Registered Accounting Firm

Supplemental Information

The Supplemental Information included with these financial statements, namely, Schedule of selling, general and administrative expenses, Computation of net capital requirements, Reconciliation of computation of net capital, Statement of changes in stockholder's equity, and statement of changes in liabilities subordinated to claims of general creditors has been subjected to audit procedures performed in conjunction with the audit of Integrity Investments, Inc. financial statements.

The supplemental information is the responsibility of Integrity Investments, Inc. management.

My audit procedures included determining whether the supplemental information reconciles to the financial statements of the underlying accounting and other records, as applicable and performing procedures to test supplemental information.

In forming my opinion on the supplemental information , I evaluated whether the supplemental information, including its form and content is presented in conformity to AS-17.

In my opinion, the Supplemental information identified above is fairly stated, in all material respects, with the relevant regulatory requirements.

Jere A. Berkey, C.P.A.
Sarasota, Florida
February 16, 2022

INTEGRITY INVESTMENTS, INC
BALANCE SHEET
Year ended December 31, 2021

ASSETS		
CURRENTS ASSETS		
Cash and cash equivalents	$	10,630
Accounts Receivable		7,295
TOTAL CURRENT ASSETS		17,925
INVESTMENTS		
Investment in subsidiary		152,110
PROPERTY AND EQUIPMENT		
Office equipment		10,837
Office furniture abd fixtures		27,404
Less: Accumulated Depreciation		(37,565)
TOTAL PROPERTY AND EQUIPMENT		676
OTHER ASSETS		
Leasehold improvements		12,456
Less: Accumulated Amortization		(6,435)
TOTAL OTHER ASSETS		6,021
TOTAL ASSETS	$	176,732
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and Accured expenses	$	4,300
NON-CURRENT LIABILITIES		
Subordinated loan and accrued interest		570,740
STOCKHOLDER'S EQUITY		
Preferred Stock, $ 1.00 par value		7,000
Common stock, $ .10 par value		958,920
Additional paid- capital stock		493,500
Treasury stock		(140,000)
Retaining earnings ((deficit)		(1,717,728)
TOTAL STOCKHOLDER'S EQUITY		(398,308)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	176,732

INTEGRITY INVESTMENTS, INC
STATEMENT OF LOSS AND ACCUMULATED DEFICITS
For the year ended December 31, 2021

REVENUE		
Commissions		$ 12,817
TOTAL REVENUE		12,817
SELLING EXPENSES		706
GENERAL & ADMINISTRATIVE EXPENSES		97,050
NON-OPERATING INCOME (EXPENSE)		
Interest expense	(18,813)	
Grants-Sarasota Cnty Small Business Relief Grant Progran	34,800	
Fedeeral Payroll Retention Credit	12,000	
PPP (Payroll Protection Program Loans forgiven)	22,915	
Total Non-Operating Net Income		69,715
NET (LOSS)		(33,547)
BEGINNING RETAINED EARNINGS		(1,684,181)
ENDING RETAINED EARNINGS		$ (1,717,728)

See accompanying notes

INTEGRITY INVESTMENTS, INC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (33,547)
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization & Depreciation	579
Changes in accounts receivable	(18,146)
Changes in prepaid assets	896
Changes in accounts payable	(2,971)
Changes in accrued interest	18,323
NET CASH PROVIDED BY (USED) BY OPERATING ACTIVITIES	1,426
NET CASH PROVIDED BY (USED) BY INVESTING ACTIVITIES	
Investment in subsidiary	(150)
Issuance of Preferred Company Stock	7,000
Repayment of Capital in Subsidiary	2,500
NET CASH PROVIDED BY (USED)BY FINANCING ACTIVITIES	
Payroll Protection Loan forgiven	(12,188)
NET DECREASE IN CASH	(1,412)
CASH AT BEGINNING OF PERIOD	12,042
CASH AT END OF PERIOD	$ 10,630
SUPPLEMENTAL DISCLOSURES	$ 0

See accompanying notes

INTEGRITY INVESTMENTS, INC

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Integrity Investments, Inc. was incorporated on September 8, 1992, and acted as a broker-dealer and distributor for the Valiant Funds. Beginning in July, 2007, a commission-sales agreement was entered into with the Dreyfus Cash management Family of Funds to promote their products to Integrity's clients. The former investors in the previous Valiant funds were rolled in to the Dreyfus Family of Funds. Other marketing, distribution and service agreements have also been used in promoting the products to Integrity's clients.

Property, Equipment and Leasehold Improvements

Property, Equipment and Leasehold Improvements are carried at cost. Depreciation for book reporting uses the straight line method. Amortization for leasehold improvement continues using a 15 year life for both book and tax reporting.

Income Taxes

Beginning in 1992, the company's operations were consolidated with their wholly owned subsidiary, Integrity Management & Research, Inc. for income tax reporting purposes.

The financial statements presented here are only Integrity's results of operation and not consolidated with any activity with the Subsidiary. The companies have not accrued and deferred taxes for timing differences resulting from different book and tax depreciation methods

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses.

NOTE B-INCOME TAXES

In the years ended December 31, 1992,through 2021, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset taxable income in subsequent years through the year ended December 31, 2021. No tax benefit was recorded on prior financial statements because of the uncertainty of future results of operations. In the current year, no tax provisions (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefit has been recorded.

NOTE C-INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc. is the parent to Integrity Management & Research, Inc. a wholly owned subsidiary. While Integrity Management & Research, Inc. was in a development state from the inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company. The parent company acted as the promoter for the Valiant Fund shares and provided shareholder services through June 2007. In return, it received payments from the subsidiary for these services. These arrangements for services provided to the subsidiary ceased as of June 30, 2007. Beginning in July 2007, the company commenced using the Dreyfus Family of Funds for their customers. Another marketing, distribution and service agreement was completed as of January 11, 2010 with a company known as Fundcore Finance Group LLC, which would use Integrity Investments to provide certain marketing and distribution services. The agreement was ended May 2011.

INTEGRITY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE D-CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2021. A preferred stock issue was approved in July for 50,000 shares of which 7,000 shares were issued at $ 1.00 par value.

NOTE E-LONG TERM SUBORDINATED LOAN PAYABLE AND RELATED PARTY TRANSACTIONS.

The company received $ 125,000 through the issuance of a 12% subordinated loan dated October 1, 1994. The subordinated loan agreement is between Richard F Curcio (the lender) and principal shareholder of Integrity Investments, Inc. and Integrity Investments, Inc. (the " Broker/Dealer"). The original terms of the loan specified that the principal sum of $ 125,000 be repaid on October 31, 1997 together with interest.

The subordinated loan agreement for equity capital was submitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997 to allow this change to be made. The most recent subordinated loan agreement was approved on November 10, 2010 whereby, the loan principal and accrued interest up through November 7, was combined for a new loan principal of $ 366,475 with interest thereon payable at the rate of 5% per annum for a three year period with a maturity date of November 8, 2013. A further provision provides for the scheduled maturity date to be extended in each year by either the lender or the Broker/Dealer without further action unless on or before the day Thirteen Months preceding the scheduled maturity date, the Lender shall notify the Broker/Dealer in writing, with a copy to FINRA, that the maturity date shall not be extended.

Further, Appendix D of section Rule 15c3-1, requires the prior written approval of NASD before any repayments of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances to the lender during the term of the agreement would constitute unauthorized repayments. Refer to 17CFR240-15C3-1toC3-3a. See accompanying notes

INTEGRITY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE F-OFFICE-CONDO BUILDING LEASE AGREEMENT AND RELATED PARTY TRANSACTIONS

The company sold the condominium office in March 2007 with the buyer agreeing to assume the outstanding mortgage balance at that time. The buyer was a related party, Curcio Properties, LLC whose controlling shareholder is a controlling shareholder in Integrity Investments, Inc. Through confirmation from local commercial real estate agents in the area, the office-condo current lease costs between the landlord and tenant are within the acceptable range as an Arms-Length Transaction as it pertains to related party transactions.

The buyer agreed to enter into a lease for a period of five years beginning March 13, 2007 and terminating on the 12th day of March 2012. A new 5 year lease was consummated of March 12, 2012. Terms of the lease called for a base rent for each year in the sum of $ 22,802. The company was and continues to be responsible under a triple net lease for all condominium fees, assessments, insurance, real estate taxes, maintenance and utilities.

A renewable 5 year lease agreement was consummated in 2017. The current base monthly condo-office rental rate is $ 2,087.39. A subsequent lease addendum dated February 1, 2020 and agreed upon by both parties is $ 2,111.00 @ month.

NOTE G-COMPANY CLAIMS, COMMITMENTS, CONTINGIES AND GUARANTEES

There were no claims against the company or that might be asserted against the firm that the firm was aware of as of my audit opinion date February 16, 2022.

Also, there were no commitments, contingencies or guarantees associated with the company as of my audit date February 16, 2022. See accompanying notes

INTEGRITY INVESTMENTS, INC

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE H-LOAN PAYABLE, PAYCHECK PROTECTION PROGRAM

On April 15, 2020, Integrity Investments, Inc. entered into a Promissory Note dated April 15, 2020 (the " PPP Note ") with Well Fargo Bank as the lender (the " Lender"), pursuant to which the Lender agreed to make a loan to the company under the Paycheck Protection Program (the " PPP Loan ") offered by the Small Business Administration (the " SBA ") in a principal amount of $ 12,183 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the " CARES Act ").

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities;and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Company's full time-time headcount during the eight week period following the funding of the PPP Loan.

The interest rate on the PPP Note is a fixed rate per annum. To the extent that the amount owed under the PPP Loan, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments. The PPP Note matures in two years.

The PPP Note includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against the Company, including the right to require immediate payment of all amounts due under the PPP Note. The company applied for complete forgiveness and received approval from the SBA during the year.   See accompanying notes

INTEGRITY INVESTMENTS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE H (continued) LOANS PAYABLE, PAYROLL PROTECTION PROGRAM

During the year, a second PPP Loan was requested in the amount of $ 10,727 and approved having satisfied all of the criteria for the loan. Complete forgiveness was also received from the SBA in 2021.

NOTE I-GRANT FUNDS

During the year 2021, the company applied to the Sarasota County (Cares Small Business Relief Grant Program) to obtain a grant for the company (Awardee) which has been negatively impacted by the Covid-19 emergency as described in Awardee's application for funding under this program. The financial benefit in the amount of $ 34,800 was awarded and received on February 4, 2021.

SUPPLEMENTARY INFORMATION

INTEGRITY INVESTMENTS,INC
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2021

SELLING EXPENSES

Entertainment	$	486
Travel and lodging		220
TOTAL SELLING EXPENSES	$	706

GENERAL & ADMINISTRATIVE EXPENSES

Accounting and auditing	$	6,727
Amortization		336
Archiving		2,072
Bank Sevice charges		145
Depreciation		243
Donations		400
Dues and Subscriptions		2,829
Insurance-Business		3,143
Legal		312
License and Registration fees		4,039
Medical		335
Office Expense and Postage		1,718
Payroll Processing fees		1,852
Professional Services		7,744
Rent-Office Building		20,239
Salaries/Wages		37000
Security-Building		160
Taxes-Payroll		1,130
Telephone, Internet & Software		6292
Taxes-Payroll		3,568
Uitilities		334
		1,229
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$	97,050

See accompanying notes

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2021

SCHEDULE 1. COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

Capital			$	(398,308)
Add back:	Subordinated Loans			570,740
Deduct:	Non-allowable assets			
	Investment in subsidiary	152,110		
	Property and Equipment	38,241		
	Allowance for depreciation	(37,565)		
	Leasehold Improvements	12,456		
	Allowance for amortization	(6,435)		
	Accounts Receivable	6,806		
		)		165,613
Current capital				6,819
Deduct haircuts				
Net allowable capital				6,819
Required capital				5,000
Excess net capital			$	1,819

SCHEDULE 2. COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3. INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C) 3-3

There is no information required under rule 15 (c) 3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customers securities or cash.

See accompanying notes

INTEGRITY INVESTMENTS,INC

RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2021

	Audited	Unaudited	Difference
Total Assets	$176,732	$179,939	$3,207
Total Liabilities	575,040	584,667	9,627
Net Worth	(398,308)	(404,728)	6,420
Add: subordinated loans	579,740	579,740	10,688
: PPP Loan		10,727	10727
Adjusted net worth	172,432	176,739	4,307
Less: non-allowable assets			
Investment in Subidiary	152,110	154,460	2,350
Furniture and fixtures	27,404	27,404	
Office Equipment	10,837	10,837	516
Leasehold improvements	12,456	12,456	
Accum. Depr. And Amort.	(44,000)	(44,180	(180)
Prepaid expense		896	896
Accounts Receivable	6,806	6,806	
Total non-allowable	165,613	168,679	3,066
Current capital	6,819	8,060	1,241
Less: hair cuts			
Net Capital	6,819	8,060	1,241
Required capital	5,000	5,000	
Excess net capital	$ 1,819	$ 3,060	1,241

Explanation of difference: The principal difference in assets was due to adjustments for prepaid expenses, depreciation and amortization, additional for subsidiary and return of capital from subsidiary. Liability differences were primarily from acrued expenses and the forgivness of the PPP loans during the year. See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2021

Year	Common stock Shares	Amount	Additional Paid-in-Capital	Retained Earnings
1992-1993	4,000,000	$400,000		$ ($17,512)
1994	2,617,908	261,791		(331,553)
1995	1,601,286	160,129		(471,554)
1996	210,000	21,000		(536,446)
1997	143,500	14,350		(575,326)
1998	416,500	41,650	148,500	(721,845)
1999	300,000	30,000	165,000	(729,114)
2000	300,000	30,000	180,000	(739,733)
Repurch Treasury Shares	(200,000)			
2001	0	0		(726,802)
2002	0	0		(793,783)
2003	0	0		(805,450)
2004	0	0		(818,769)
2005	0	0		(846,337)
2006	0	0		(906,781)
2007	0	0		(938,434)
2008	0	0		(1,257,969)
2009	0	0		(1,247,429)
2010	0	0		(1,437,772)
2011	0	0		(1,515,864)
2012	0	0		(1,531,145)
2013	0	0		(1,566,993)
2014	0	0		(1,579,579)
7-Jul-05	0	$0		(1,584,642)
2016	0	0		(1,602,684)
2017	0	0		(1,629,454)
2018	0	0		(1,639,163)
2019	0	0		(1,652,715)
2020	0	0		(1,684,181)
2021	0	0		(1,717,728)
Balances 12/31/2021	9,389,194	$958,920	$493,500	(1,717,728)

Preferred Stock

2021	7000	$7,000

See accompany notes

INTEGRITY INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS: GENERAL CREDITORS

The following subordinated liabilities to claims of general creditors have been approved by the NASD.

		12/31/2021
Total loan payable	$	366,471
Subordinated accrued interest (note 1)		204,269
Total subordinated liabilities	$	579,740

Note (1) : The company requested permission to subordinate the accrued interest on the subordinated loan to allow is as additional capital.

Subsequent amendments to the originak subordinated loan requesting an extension of the maturity date were submitted and approved by the NASD.

The latest request for an extension of the maturity date was approved by the NASD on November 8, 2010.

See accompanying notes